JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

Email: jones@corplaw.net

Facsimile  770-804-0509

April 25, 2018

Russell Mancuso, Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:  Tom Jones

Re:

BioForce Nanosciences Holdings, Inc.

Registration Statement on Form 10 filed December 19, 2017, Amendment No. 1 filed January 26, 2018, and Amendment No. 2 filed February 27, 2018

[File No. 000-51074]

[J&H File No. 3882.00]

Dear Mr. Mancuso:

This firm represents BioForce Nanosciences Holdings, Inc. (“BioForce” or the “Company” or the “Registrant”), which filed its Registration Statement with the Commission on Form 10 on December 19, 2017.  Subsequently, on January 26, 2018, the Registrant filed Amendment No. 1 to the Registration Statement on Form 10 and then on February 27, 2018, the Registrant filed Amendment No. 2 to the Registration Statement on Form 10.  Your office recently provided comments to Amendment No. 2 by your letter dated March 14, 2018 (“Comment Letter”). At this time, we are submitting, on behalf of BioForce, this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs in the Comment Letter.

Accordingly, our responses to your Comment Letter are as follows:

Business, page 3

1.

First, it is important to understand that BioForce Nanosciences, Inc. is not related to and does not have any current affiliation or association with the Registrant.  BioForce NanoSciences, Inc. was originally a wholly owned subsidiary of the Registrant, but it filed for bankruptcy in December 2011.  It was eventually bought out of bankruptcy by a third party.  That third party, whom we don’t even know, took the intellectual property that was owned by the subsidiary.  We have no idea about whether or to what extent our statement that the molecular printing business was abandoned is inconsistent with the BioForce NanoSciences, Inc. website, because we did not write that website.  We have no idea about the disclosures in the website and how the website relates to our own disclosures.  Moreover, we frankly don’t think we have any obligation to know these things.  The Registrant began its supplement business on or around 2015, and the press release dated January 3, 2017 relates to the supplement business when it reflects that the Registrant was focusing on businesses within the food service sector, however, at that time, the Company was looking at other potential businesses, and those businesses were in the acquisition of services, productions and agricultural facilities within the food service sector.

United States Securities and Exchange Commission

April 25, 2018

The first two paragraphs under the heading “Business” have been modified to reflect these facts.

2.

Our prior response was intended to provide comparison of comparable production, however, we do not believe we can satisfy you on this issue, and it is not material to the disclosure, so all references to the expense and efficiency of the product have been removed.

3.

As discussed above, the paragraph discussing efficiency has been removed.

It may be difficult for third party to acquire us, page 10

4.

The third bullet point has been revised to clarify the nature of “certain protections” and what we mean by “interested shareholders.”

Consequences Being Classified as Shell Corporation, page 14

5.

The risk factor relating to the Registrant’s possible classification as a shell has been modified to remove any potential implication that rules affecting shell companies would apply to the Registrant only after a Court or regulator determined that the Registrant is a shell company.  The risks on relying on rules that do not apply to shell companies have been revised and disclosed.

Security Ownership, page 16

6.

There was an apparent error in the footnotes to the Security Ownership table that has now been corrected.

Directors and Executive Officers, page 17

7.

The disclosure under the heading Directors and Executive Officers has been revised to disclose when each identified person became a Director and Executive Officer of the Company, and identifies previous relationships between the identified individuals and Registrant, if any.

Biography, page 17

8.

Predictive Technology Group, Inc. trades as on OTC PINK – Current filer, and it files its financial reports and disclosures as an “Alternative Reporting” issuer per the OTC Markets rules. Its last filing was a Quarterly report filed on February 2, 2018 for the Quarter ending December 31, 2017.   Element Global, Inc. trades as on OTCMARKETS.COM as OTCPINK-“STOP.” The entity hasn’t paid fees to OTCMARKETS and hasn’t filed reports as an “Alternative Reporting” issuer since August 19, 2015, when it filed a quarterly report for the Quarter ending June 30, 2015.  Gold Rock Holdings, Inc. is a GRAY market issuer that is quoted on OTCMARKETS.Com. Gold Rock has filed no reports with OTC MARKETS, and the last report file with the Commission was FORM 10QSB which was filed on May 2, 2002.

United States Securities and Exchange Commission

April 25, 2018

9.

We are not sure how this is material to BioForce’s disclaimer, but to the best of our knowledge Element Global, Inc. sold its wholly owned subsidiaries on or about August 2015, and since that time it has been in the mining, media, and energy business.  The previous disclosure reflected the business of the Company prior to the sale of the 3 subsidiaries, and was in error.  The material hurdles that remain before the Element Mining Group’s acquisition mentioned in the 2016 press release are as follows:

The mining concessions, pending acquisition into ELGL, awaits validation on resource/reserve calculations based on geological proofs through drilling and assay results. Also,  ELGL awaits the confirmation on rightful ownership on patented claims.  Once the owners of these concessions can provide such proofs and validities, it is expected that the mining deals should close.

10.

In 2004, Mr. Ferguson and Ms. Donohue won a lawsuit against the then management of the Company, which was named Composite Holdings, Inc.  That Company is now called Gold Rock Holdings, Inc.  Mr. Ferguson and Ms. Donohue became officers and directors of Gold Rock in 2004 to 2014.  In May 2014, Ms. Donohue resigned as an officer/director.  From 2004 to the present, Mr. Ferguson has acted as Chairman of the Board and he became President and CEO of Gold Rock in May 2014.  Mr. Ferguson currently serves in these capacities as sole officer/director.

On December 10, 2007, Ms. Susan Donahue was named as President and Chairman of the Board of Prime MultiMedia, Inc.  That Company is now called Element Global, Inc. On May 27, 2014, the Company then called Global Holdings, Inc. called a Board of Directors meeting. At that time, Ms. Susan Donahue, who was President and Chairman of the Board resigned her position with the Company. Mr. Merle Ferguson then became Chairman, President, CEO, and acting CFO of Global Holdings.

Since 2010, Mr. Ferguson has been an officer and director of Predictive Technology Group, Inc., formerly known as Aussie Soles Group, Inc. The 2001 reference previously in the registration statement was a typo.

Susan Donahue provided bookkeeping and marketing services for BioForce Nanosciences Holdings, Inc. through her two privately held entities, TJJR Enterprises, Inc. and Trade Exchange International, Inc.  Each entity received 10,000,000 shares of common stock of BioForce in lieu of cash compensation, no further compensation has been paid for these services since the agreement became effective July 2013.

United States Securities and Exchange Commission

April 25, 2018

Executive Compensation, page 18

11.

We have noted specifically in the Registration Statement that the contract with Mr. Kaiser is an oral contract, and we are enclosing a written description of the agreement as an exhibit.

Certain Relationships and Related Transactions, page 19

12.

The disclosure required by Regulation S-K Item 404 has been included in this section as requested.

Shares Eligible for Future Sale, page 21

13.

The risk factor on page 9 has been revised to reflect the full magnitude of the risk as a result of the availability of the Rule 144 stock for sale.

Item 13. Financial Statements and Supplemental Data

14.

We have updated the audited financial statements to December 31, 2017, pursuant to the requirement of Regulation S-X.

We trust the comments contained herein are responsive to the issues raised in the Comment Letter.  We are simultaneously filing a revised Form 10, and we are filing as correspondence a copy of this response to your Comment Letter, as well as a redline copy of the Form 10, which has been marked to show changes from the previous filing.

If you have any questions on these responses, or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.,

For the Firm

By: /s/Richard W. Jones

       Richard W. Jones

RWJ:bas

cc:  Richard Kaiser